

Jumaane Tafawa · 3rd

Co-Founder & Managing Partner at Heritage Connection

Kenya · Contact info

370 connections

Heritage Connection

Harvard Kennedy School

Experience

Co-Founder & Managing Partner
Heritage Connection
Jan 2017 – Present · 5 yrs 1 mo
Nairobi, Kenya

Heritage Connection is a coaching, advisory, and knowledge-sharing firm that builds the legacies of African-based family businesses.

Heritage Connection works to ensure African family businesses thrive for more than 200 years (~8-10 generations) by helping ultra-high net-worth African entrepreneurs answer significant questions and execute plans around legacy creation.

Co-Founder & Executive Director
Africa Eats
Mar 2020 – Present · 1 yr 11 mos
Mauritius

Africa Eats is a Mauritian-based holding company with 27 diversified, fast-growing, agriculture and food related companies. The 27 subsidiaries, located across 10 African countries, had aggregate revenues of $9.9 million in 2020, growing 49% CAGR since 2014 (grew by over 40% in 2020 despite a global pandemic), all while growing the reven ...see more

Independent Non-Executive Director
Griffon Energy Guyana Inc
2019 – Present · 3 yrs
Guyana

Independent Non-Executive Director
Oil and Gas Solutions Guyana Inc
2019 – Present · 3 yrs
Guyana

Independent Non-Executive Director
V and W Logistics Inc
2019 – Present · 3 yrs
Guyana

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Education

Harvard Kennedy School
MPA/ID, International Development
2005 – 2007
Activities and Societies: Africa Policy Journal, Social Entrepreneurship in Action Development Consulting Group

Consulting Group

Skidmore College

BA, Economics, Business Management, & Computer Science

1999 – 2003